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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER

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                          SOUTHSIDE BANCSHARES CORP.
               ------------------------------------------------
                (Exact name of issuer as specified in charter)


                3606 GRAVOIS AVENUE, ST. LOUIS, MISSOURI  63116
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                    (Address of principal executive offices)


       Issuer's telephone number, including area code:   (314) 776-7000
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.    Title of security:                                         Common Stock

2.    Number of shares outstanding before the change:                 284,965

3.    Number of shares outstanding after the change:                2,849,650

4.    Effective date of change:                             February 15, 1996


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5.   Method of Change:

Specify method of change (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

     Ten-for-One (10-for-1) Stock Split (with no change in par value).

Give brief description of transaction:

     On November 30, 1995, the Board of Directors of Southside Bancshares Corp. ("Issuer") declared a ten-for-one (10-for-1) split (the "Stock Split") of Issuer's common stock. The par value of the common stock will not change. The Stock Split is payable to holders of record of the Issuer's common stock as of January 31, 1996 and will be effected as of February 15, 1996. No consideration has been or will be received by Issuer in connection with the Stock Split.



                          II. CHANGE IN NAME OF ISSUER

1.   Name prior to change:                       Not Applicable            .
                                              -----------------------------

2.   Name after change:                          Not Applicable            .
                                              -----------------------------

3.   Effective date of charter amendment changing name:        Not Applicable
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4.   Date of shareholder approval of change, if required:      Not Applicable
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Date:  February 15, 1996


                                           /s/ Thomas M. Teschner
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                                           Thomas M.Teschner
                                           President and Chief Executive Officer
                                           Southside Bancshares Corp.


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